CrowDfunding Lawyers LLP

May 27, 2020

VIA EDGAR

Re:	Legion Works, Inc. (the “Company”) Amendment No. 2 to Offering Statement on Form 1-A Filed May 13, 2020 File No. 024-11169

To whom it may concern:

Please see the Company’s responses to the staff’s comments below.

Staff Comment:

General

1.    We note your deletion of footnote 3 from the cover page. Please revise to address the company's right of first refusal on the cover page.

Company Response:

This deletion was unintentional. Footnote 3 has been added back to the table.

Staff Comment:

Index to Exhibits, page 54

2. We note your response to comment 6. Please revise your exhibit index to address each material contract filed with your offering statement including the Stock Award Agreement with Raj Beri.

Company Response:

This was also unintentional. The table now reflects all material agreements filed.

Thank you for your attention.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel

38977 Sky Canyon Drive, Suite 101 Murrieta CA, 92563 Email: jillian@crowdfundinglawyers.net Phone: (323) 799-1342 Web: www.CrowdfundingLawyers.net